Exhibit 99.1

News Release #41/2012
2012-08-21

Baja Mining Reports on Status of Stage I Financing
and Provides Corporate Update

Vancouver, August 21, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) announces that further to its August 7, 2012 news release, the aggregate US$90 million comprising the Stage I financing which was to have been advanced to MMB by the Korean Consortium (the “Consortium”) by August 20, 2012 under the new standstill agreement has not yet been fully advanced. Baja understands that the Consortium is in discussion with MMB’s lenders.

Corporate Update

Baja’s Board of Directors now consists of Tom Ogryzlo, Wolf Seidler and new directors Peter Clausi and Ross Glanville. The board has appointed Mr. Ogryzlo, Baja’s Interim CEO, as Interim Chairman. Mr. Glanville and Mr. Seidler have been nominated Chair of the Audit Committee and Chair of the Corporate Governance, Nominating & Compensation Committee, respectively.

Baja, the Consortium and MMB have implemented a transition plan to effect the transfer of control of MMB to the Consortium upon completion of the Stage I financing announced July 26, 2012. Among other elements of the transition plan, MMB will employ certain Baja management personnel to continue working with MMB to manage the Project, including Baja’s Chief Financial Officer, Controller, Engineering Manager and Process Engineer.

Adam Wright and Charles (Chuck) Hennessey have resigned as Chief Operating Officer (COO) of Baja and Vice President Operations of MMB, respectively. Baja understands that the Consortium wishes to have MMB engage each of Mr. Wright and Mr. Hennessey. In his new role with MMB under the transition plan, Rowland Wallenius will no longer act as CFO of Baja. The board wishes to thank all these officers of the Company for their contributions and wishes them all the best in their future endeavors.

The board is currently evaluating the appointment of new officers and will provide updates in due course.

Louis Dreyfus Oppression Action Stayed

Louis Dreyfus Commodities Metals Suisse S.A. (“LDCMS”), the lender providing US$35 million of Baja’s project construction cost overrun facility under an irrevocable letter of credit, launched a petition in the British Columbia Supreme Court on June 15, 2012 alleging oppression by Baja’s management. Baja moved to stay that action. The motion was heard on August 7, 2012 and a stay of the oppression proceeding was subsequently ordered on August 13, 2012. As announced by the Company on May 25, 2012, LDCMS also commenced an arbitration proceeding respecting the US$35 million cost overrun facility provided by LDCMS to Baja. The stay of the oppression proceeding will remain in place while an arbitration tribunal decides whether it has jurisdiction to consider the matters and, if it accepts jurisdiction, while it hears such matters.

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News Release #41/2012
2012-08-21

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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